ENDO PHARMACEUTICALS HOLDINGS INC.

100 Endo Boulevard

Chadds Ford, Pennsylvania 19317

April 23, 2007

VIA EDGAR

James B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 6010

Washington, DC 20549

Re:	Endo Pharmaceuticals Holdings Inc.

Form 10-K for Fiscal Year Ended December 31, 2006 filed March 1, 2007

File No.: 001-15989

Dear Mr. Rosenberg:

On behalf of Endo Pharmaceuticals Holdings Inc. (“Endo”), I am writing in response to the comment letter of the staff of the Securities and Exchange Commission (the “Commission” or the “SEC”) dated April 11, 2007.

For the convenience of the staff, I have transcribed the comments being addressed with Endo’s responses following thereafter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 64

Liquidity and Capital Resources, page 81

1.	Your discussion of the cash flow statement appears to merely repeat amounts presented on the statement rather than fully explaining the underlying reasons for changes in cash flows. Please provide us revised disclosure that fully explains changes in cash flows provided from operations from 2005 to 2006. For example, you state that tax refunds caused the 2006 inflow of $79 million. Explain why taxes caused a $79 million cash inflow in 2006 and a $68 million cash outflow in 2005 in order to explain changes in cash flow provided by operations in 2006 as compared to 2005. Similarly, fully explain other line items that show significant changes from year to year, for example, accrued expenses.

April 23, 2007

As requested, we would use the revised disclosure set forth below in future SEC filings:

“Net Cash Provided by Operating Activities.

Cash Flow Data-Operating Activities (in thousands)	2006	2005
Net income	$137,839	$202,295
Depreciation and amortization	17,498	15,497
Purchased in-process research and development	26,046	—
Tax benefits of stock options exercised	—	206,228
Compensation related to stock options	32,279	—
Impairment of intangible assets	31,263	5,515
Selling, general and administrative expenses to be funded by Endo Pharma LLC	21,423	2,000
Deferred income taxes	9,352	(30,894)
Changes in operating assets and liabilities	69,581	(115,430)
Other, net	53	(567)

Net cash provided by operating activities	$345,334	$284,644

Net cash provided by operating activities increased by $60.7 million to $345.3 million for the year ended December 31, 2006 from $284.6 million for the year ended December 31, 2005. This increase is primarily a result of a $185.0 million increase in the operating cash flow impact of the changes in operating assets and liabilities, increases in purchased in-process research and development, compensation related to stock options and impairment of intangible assets. These changes in operating assets and liabilities include a $158.5 million increase in the cash flow impact of accounts receivable as a result of the timing and volume of our sales in 2006 when compared to 2005 and 2004, a $78.7 million increase in operating cash flows related to income taxes compared with a $68.3 million decrease in 2005 due to the receipt of an income tax refund in 2006 as a result of the significant tax deductions generated in 2005 from the exercise of 22.2 million Endo Pharma LLC stock options, partially offset by a $103.2 million decrease in the cash flow impact of accrued expenses as a result of significant increases in accrued sales deductions, such as rebates and chargebacks, during 2005 as a result of the launch and pricing of generic oxycodone extended release tablets in June 2005, and operating cash flow decreases related to other operating assets and liabilities primarily due to the timing of payments and expenditures in 2006 when compared to 2005. The increase in the cash flow impact of deferred income taxes in 2006 when compared to 2005 is primarily due to the increase in deferred tax assets related to accrued expenses during 2005, which resulted in an operating cash outflow in 2005.

This operating cash flow increase was also partially offset by an operating cash flow decrease related to cash flow impact of adopting SFAS No. 123(R) since tax benefits of stock options exercised are now presented as a financing cash inflow instead of an operating cash inflow. This resulted in an operating cash inflow of $206.2 million in 2005.”

Acquisition, page 83

April 23, 2007

2.	We note that you recorded significant amounts of In-Process Research and Development costs for the acquisition of RxKinetix, Inc. Please provide us, in disclosure-type format, the following:

a.	The specific nature and fair value of each significant in-process research and development project acquired.

b.	The completeness, complexity and uniqueness of the projects at the acquisition date.

c.	The nature, timing and estimated costs of the efforts necessary to complete the projects, and the anticipated completion dates.

Due to the fact that the nature, timing and estimated costs of completing the project, excluding contingent milestone payments already disclosed in our SEC filings, is not qualitatively or quantitatively material to our financial position, results of operations or cash flows, and is difficult to predict with reasonable certainty, we do not believe that disclosure of the nature, timing and estimated costs of these efforts necessary to complete the project is required. The estimated costs of completing the project are not expected to exceed 1% to 2% of our total operating costs through 2010 and depending on the results of the clinical trials, the prediction of the nature, timing and extent of such costs is subject to uncertainty. In any event, we will enhance our disclosures as set forth below in our future SEC filings.

“As a result of our acquisition of RxKinetix, Inc., we acquired one significant in-process research and development project, known as EN 3285, a topical oral rinse with the active ingredient formulated in its proprietary ProGelz® drug delivery platform. All of the purchased in-process research and development value from this transaction was assigned to EN 3285 since the other products, as of the acquisition date, were very early stage and did not meet the criteria to be recognized as assets. As of the acquisition date, EN 3285 was in clinical Phase II for the prevention of oral mucositis, painful mouth sores that often occur in cancer patients undergoing radiation and chemotherapeutic treatment. During the course of high-dose cancer therapy and bone marrow transplantation, patients often develop painful and debilitating oral inflammation, or mucositis, in the mouth. The resulting weight loss, dehydration and, in some cases, infection often lead to dose-limitation of chemotherapy and radiation therapy, and contribute considerably to cancer and transplant-related morbidity and mortality. Further, these side effects add to related medical costs by prolonging hospital stays, increasing antibiotic, fluid, and analgesic use, and requiring patients to receive parenteral nutritional support. Of the estimated 900,000 chemotherapy-treated patients in the United States, 400,000 may develop the debilitating complications of oral mucositis as a result of their treatments. RxKinetix also had other products in early- stage development based on the ProGelz® technology. We plan to conduct additional Phase II trials of EN 3285 to continue to characterize the clinical profile of the product in the intended patient population — head and neck cancer patients undergoing combination treatment of radiation and chemotherapy.”

Contractual Obligations, page 86

3.

It appears that you have minimum royalty payment obligations under the Hind Healthcare Inc. license agreement. Please provide us, in disclosure-type format, a revised table of contractual obligations table that includes this contractual

April 23, 2007

obligation in addition to any other minimum payments obligations you might have under your licenses and collaboration agreements.

We will revise our contractual obligations table to include the minimum royalty payment obligations to Hind Healthcare Inc. of $500,000 per year. Set forth below is this revised table that we will include in future SEC filings. This is the only minimum payment obligation that would need to be added to the contractual obligations table. We respectfully request that we revise this table in future filings due to the fact that the additional contractual obligation is not material on a qualitative or quantitative basis.

April 23, 2007

“Expected Cash Requirements for Contractual Obligations. The following table presents our expected cash requirements for contractual obligations outstanding as of December 31, 2006 (in thousands):

	Payment Due by Period
Contractual Obligations	Total	2007	2008	2009	2010	2011	Thereafter
Operating Lease Obligations	$17,090	$2,875	$2,901	$2,603	$2,392	$1,969	$4,350
Capital Lease Obligations	1,991	1,479	489	23	—	—	—
Minimum Purchase Commitments to Novartis	51,000	17,000	17,000	17,000	—	—	—
Estimated Tax Sharing Payments Due to Endo Pharma LLC	38,693	38,693	—	—	—	—	—
Minimum Royalty Obligation Due Hind	2,500	500	500	500	500	500	—
Limited Partnership Commitment(1)	7,300	7,300	—	—	—	—	—

Total	$118,574	$67,847	$20,890	$20,126	$2,892	$2,469	$4,350

(1)	On December 12, 2003, we entered into a subscription agreement to invest up to $10 million into Life Sciences Opportunities Fund (Institutional) II, L.P., a Delaware limited partnership formed to carry out investments in life science companies. As of December 31, 2006, we have invested $2.7 million in this partnership.

In addition, we have agreed to certain contingent payments in certain of our acquisition, license, collaboration and other agreements. Payments under these agreements generally become due and payable only upon the achievement of certain developmental, regulatory, commercial and/or other milestones. Due to the fact that it is uncertain if and when these milestones will be achieved, such contingencies have not been recorded in our consolidated balance sheet, except for the $15.5 million estimated amount due seller related to our acquisition of RxKinetix, and are not reflected in the table above. In addition, under certain arrangements, we may have to make royalty payments based on a percentage of future sales of the products in the event regulatory approval for marketing is obtained. From a business perspective, we view these payments favorably as they signify that the products are moving successfully through the development phase toward commercialization.”

Consolidated Statements of Operations, page F-6

4.	You disclose on the face of the income statement that depreciation and amortization is excluded from cost of services. Gross profit amounts that exclude relevant amortization and depreciation would be considered non-GAAP financial measures and should be removed from the face of the statement of operations and your discussion of your results of operations on page 78 and 80. In addition, please provide us a table with the quarterly gross profit information presented on page F-39 revised to include applicable depreciation and amortization and impairment. Item 302 of Regulation S-K requires the presentation of gross profit, which is defined as “net sales less costs and expenses associated directly with or allocated to products sold or services rendered.”

Our disclosure on the face of the income statement states that amortization, not depreciation, of intangible assets is excluded from cost of sales. All of our manufacturing is outsourced and therefore depreciation is not a component of our cost of sales. Consistent with Appendix A of the SEC Training Manual, we include amortization of our

April 23, 2007

intangible assets in operating expenses. Our amortizable intangible assets consist of licenses and patents related to intellectual property. We do not believe that amortization of our intangible assets falls into the definition of “costs and expenses associated directly with or allocated to products sold.” As a result, we believe that the gross profit line in our income statement is consistent with the definition of “gross profit” in Item 302 of Regulation S-K. We had added a footnote to the face of our income statement to clarify to the reader that amortization of intangible assets is not included in our cost of sales. We will remove this disclosure in future filings to avoid any disclosure uncertainty. As a result, we do not believe it is necessary to make the changes that the Staff has requested to be made on pages 78, 80 or F-39 of our Annual Report on Form 10-K.

In addition, the Company acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the responses contained in this letter, please do not hesitate to contact the undersigned at (610) 558-9800 (ext. 4112).

Very truly yours,

/s/ Charles A. Rowland, Jr.
Charles A. Rowland, Jr., Chief Financial Officer

cc: Caroline B. Manogue, Executive Vice President, Chief Legal Officer